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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                                    IBP, INC.
                                (Name of Issuer)

                                  Common Stock
                                 $0.05 PAR VALUE
                         (Title of Class of Securities)

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                                    449223106
                                 (CUSIP Number)

                              George R. Bason, Jr.
                              Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017

                             Tel. No.: 212 450 4340
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 January 1, 2001
                     (Date of Event which Requires Filing of
                                 this Statement)

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         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: o

         Check the following box if a fee is being paid with this statement. o

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                                  SCHEDULE 13D

  CUSIP No. 449223106                                          Page 1 of 1 Page


     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  |_|
                                                                      (b)  |X|

     3       SEC USE ONLY


     4       SOURCE OF FUNDS*

             Not applicable

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           |_|


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Switzerland

                                        7      SOLE VOTING POWER

                                               See Item 5
              NUMBER OF SHARES
           BENEFICIALLY OWNED BY        8      SHARED VOTING POWER
           EACH REPORTING PERSON
                    WITH                       See Item 5

                                        9      SOLE DISPOSITIVE POWER

                                               See Item 5

                                       10      SHARED DISPOSITIVE POWER

                                               See Item 5


    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             See Item 5


    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          |_|
             CERTAIN SHARES*



    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             See Item 5


    14       TYPE OF REPORTING PERSON*

             BK, HC, OO

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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          The Reporting Person hereby amends and supplements the Report on
Schedule 13D originally filed on October 11, 2000, as amended by Amendment No. 1 on November 9, 2000 and Amendment No. 2 on December 26, 2000 (as so amended, the "Schedule 13D"), with respect to the shares of common stock, $0.05 par value (the "Shares") of IBP, inc. (the "Company"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

         Item 4.    Purpose of the Transaction

         The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

         On January 1, 2001, IBP terminated the Merger Agreement pursuant to
Section 10.01(e) thereof. As a result of the termination of the Merger Agreement, the Voting Agreement was automatically terminated in accordance with its terms.

         Item 5     Interest in Securities of the Issuer

         The response set forth in Item 5 of the Schedule 13D is hereby amended by deleting it in its entirety and replacing it with the following:

         As described in Item 4, the Voting Agreement was terminated on January 1, 2001 as a result of the termination of the Merger Agreement by IBP. Accordingly, as of January 1, 2001, each of the Reporting Person, CSFB-USA, the Bank and the DLJ Entities disclaims beneficial ownership with respect to IBP's common stock, except as provided in the following paragraph.

         As of January 5, 2000, in the ordinary course of the Reporting Person's business, CSFBC and certain subsidiaries of CSFB-USA hold in the aggregate less than 1% of the Shares outstanding in investment advisory and brokerage accounts, and in proprietary trading and investment accounts. Therefore, as of the date of this filing, the Reporting Person is not required under Section 13 of the Exchange Act to file reports with respect to IBP's common stock based on their current holdings.

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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 5, 2001

                                    Credit Suisse First Boston, acting solely on
                                       behalf of the Credit Suisse First Boston business unit

                                    By: /s/ Lindsay Hollister
                                      ------------------------------------------
                                      Name:  Lindsay Hollister
                                      Title: Director

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